EXHIBIT 99.1

**Statement Under Oath of Principal Executive Officer and Principal Financial Officer
Regarding Facts and Circumstances Relating to Exchange Act Filings**

I, Bruce R. Chizen, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Adobe Systems Incorporated, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a ''covered report'':

- Annual Report on Form 10-K for the Fiscal Year Ended November 30, 2001 of Adobe Systems Incorporated;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Adobe Systems Incorporated filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/ BRUCE R. CHIZEN

Bruce R. Chizen
President and Chief Executive Officer
October 9, 2002

Subscribed and sworn to
before me this 9th day of
October 2002.
/s/ SUZANNE GREEN

Notary Public
My Commission Expires: January 6, 2005